Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 27, 2013 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. for the year ended December 31, 2012 and the effectiveness of Northern Dynasty Minerals Ltd.’s internal control over financial reporting as of December 31, 2012 appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2013